SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

LiNiu Technology Group
(Name of Issuer)

Ordinary Shares, $.0006 par value
(Title of Class of Securities)

G54971208
(CUSIP Number)

October 12, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chan Iok Lan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Macau
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,019,527
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,019,527
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,527
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 13,416,439 ordinary shares outstanding as of January 25, 2018, as provided to us by the issuer.

Item 1.

(a)	Name of Issuer:

LiNiu Technology Group (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

18/F, Shangcheng International Building,

Tianhe North Road, Guangzhou, China

Item 2.

(a)	Name of Person Filing: Chan Iok Lan

(b)	Address of Principal Business Office or if none, Residence:

Rua De Ma Kau Seak, EDF

The Bayview, Block 3

14 Andar F, Macau

(c)	Citizenship: Macau

(d)	Title of Class of Securities: Ordinary Shares, $.0006 par value (“Ordinary Shares”)

(e)	CUSIP Number: G54971208

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,019,527 Ordinary Shares.

(b)	Percent of Class: 7.6%. The percentage is calculated based on 13,416,439 Ordinary Shares outstanding as of January 25, 2018, as provided to us by the Issuer.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,019,527

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 1,019,527

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2018

By:	/s/ Chan Iok Lan
Chan Iok Lan